Morgan Stanley Dean Witter Charter Series
Monthly Report
March 1999

Dear Limited Partner:

This marks the first monthly report to Limited Partners for the Morgan Stanley Dean Witter Charter Series. Each month a report providing a narrative explanation of market activity, financial statements (unaudited) and notes to these financial statements will be distributed to all Limited Partners. An annual report providing audited financial statements and a summary of trading activity for the calendar year will also be provided at the conclusion of each calendar year.

The Net Asset Value per Unit for each of the three Morgan Stanley Dean Witter Charter Funds as of March 31, 1999 was as follows:

Funds                    N.A.V.                   % change for month
Charter Graham           $9.20                         -8.02%
Charter Millburn         $9.95                         -0.52%
Charter Welton           $9.23                         -7.74%

In Charter Graham, price trends evident in February across a wide variety of markets, such as metals, energies and soft commodities, disappointed as the Fund began trading in March. Specifically, losses were recorded during the month primarily in the agricultural markets from short corn futures positions as corn prices moved higher in a technical and seasonally driven rally, as well as a lack of heavy producer selling. Additional losses were experienced in the global interest rate futures markets from short German government bond futures positions as prices increased on reports that Germany's industrial production showed a sharp increase, creating hopes that Europe's biggest economy could be strengthening. Short positions in Australian bond futures also produced losses for this market sector as prices increased on reports of depressed gold prices later in the month which have hampered the Australian dollar, the Australian stock market and enhanced Australian bond prices. In metals, losses resulted from short aluminum futures positions as prices increased during mid-month as good demand in the United States prompted shipments from Europe amid a drawdown in supply. Smaller losses were recorded in currencies early in the month from short Japanese yen positions as the value of the yen increased versus the U.S. dollar amid new signs that Japan's economy may be on the mend and speculation that interest rates may soon rise. The energy markets also contributed smaller losses from short natural gas futures positions as prices increased significantly early in the month on speculative short covering. In soft commodities, short cotton futures positions resulted in losses as prices surged early in the month on technically motivated speculative buying and rumors that an influential merchant had turned bullish.

In Charter Millburn, losses were recorded during the month primarily in the metals markets from short aluminum futures positions as prices increased during mid-month due to a possible drawdown in warehouse stocks. Newly established long aluminum futures positions held towards month-end also resulted in losses as prices moved lower on profit taking. Smaller losses were produced in the agricultural markets from short corn futures positions as prices moved higher in a technical and seasonally driven rally early in the month and on a lack of farmer selling. In the global interest rate futures markets, losses resulted early in the month from short U.S. bond futures positions as domestic prices rose due to encouraging productivity data released by the U.S. Labor Department and on comments by Alan Greenspan that there are no obvious signs of emerging inflation pressures. A portion of the Fund's overall losses was offset by gains in the energy markets from long futures positions in crude oil, unleaded gas and heating oil as prices climbed following an agreement reached by both OPEC and non-OPEC countries to cut total output beginning April 1. Smaller gains were recorded in the currency markets from short euro positions as its value decreased versus the U.S. dollar on speculation that U.S. interest rates will continue to rise due to positive economic data released early in the month.

In Charter Welton, losses were recorded during the month primarily in the financial futures markets from long positions in U.S. stock index futures as domestic stock prices moved lower at month-end on investor fears regarding corporate earnings, most notably technology companies.
Additional losses were experienced in the agricultural markets from short futures positions in wheat, corn, and soybean products. Wheat prices moved higher on reports that a cold snap in the U.S. Midwest could damage the hard red winter wheat crop early in the month. Corn prices increased due to technical strength amid a lack of farmer selling. Soybean oil prices increased due to speculative buying incited by signs of an increase in world oilseed and vegetable oil demand. In soft commodities, losses were recorded from short cotton futures positions as prices surged on technically motivated speculative buying and rumors that an influential merchant had turned bullish. Smaller losses were experienced in metals from short aluminum futures positions as prices increased during mid-month as good demand in the United States prompted shipments from Europe amid a drawdown in supply. Smaller losses were also recorded in the energy markets from short futures positions in crude oil, unleaded gas and heating oil as prices climbed as both OPEC and non-OPEC countries reached an agreement to cut total output beginning April 1.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd, Floor New York , NY 10048, or your Morgan Stanley Dean Witter Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Robert E. Murray
President
Demeter Management Corporation
General Partner


MORGAN STANLEY DEAN WITTER CHARTER SERIES

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per
Unit from the start of the calendar year and  the inception-to-
date return for each Fund in the Morgan Stanley Dean Witter
Charter Series.  PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE
OF FUTURE RESULTS.
Funds                         Year                Return
Charter Graham
                         1999 (1 month)            -8.0%

                    Inception-to-Date Return:           -8.0%
_________________________________________________________________
___________________________

Charter Millburn

                         1999 (1 month)            -0.5%

                    Inception-to-Date Return:               -0.5%
_________________________________________________________________
___________________________

Charter Welton

                         1999 (1 month)             -7.7%

                    Inception-to-Date Return:                 -
7.7%
_________________________________________________________________
___________________________

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended March 31, 1999
(Unaudited)
                                                     Morgan Stanley Dean Witter
Charter Graham L.P.   Morgan Stanley Dean Witter Charter Millburn L.P.
                                        Percent of
Percent of
                                        March 1, 1999                      March
1, 1999
                                 Amount Net Asset Value               Amount
Net Asset Value
                                     $        %                   $
%
REVENUES
Trading Profit (Loss):
  Realized                       (272,633)    (6.25)                  (37,662)
(0.78)
  Net change in unrealized        (59,408)           (1.36)
31,915                            0.66
  Total Trading Results          (332,041)    (7.61)                     (5,747)
(0.12)
Interest Income (DWR)              14,907             0.34
16,876                            0.35
  Total Revenues                 (317,134)           (7.27)
11,129                            0.23

EXPENSES
Brokerage fees (DWR)               25,452             0.58
28,203                            0.58
Management fees                     7,272             0.17
8,058                             0.17
  Total Expenses                   32,724             0.75
36,261                            0.75

NET LOSS                         (349,858)           (8.02)
(25,132)                         (0.52)

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended March 31, 1999
(Unaudited)
                    Morgan Stanley Dean Witter Charter Graham        Morgan
Stanley Dean Witter Charter Millburn
                       Units          Amount    Per Unit         Units
Amount      Per Unit

                                           $          $
$          $
Net Asset Value,
 March 1, 1999           436,313.664   4,363,136    10.00       483,488.295
4,834,883   10.00
Net Loss                      -         (349,858)   (0.80)          -
(25,132)  (0.05)
Subscriptions            225,770.138   2,077,085     9.20       286,030.205
2,846,000    9.95
Net Asset Value,
  March 31, 1999         662,083.802  6,090,363     9.20        769,518.500
7,655,751   9.95


The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended March 31, 1999
(Unaudited)
                                                             Morgan Stanley Dean
Witter Charter Welton
                                        Percent of
                                        March 1, 1999
                                 Amount Net Asset Value
                                   $          %
REVENUES
Trading Profit (Loss):
  Realized                      (457,852)             (7.89)
  Net change in unrealized        32,030               0.55

  Total Trading Results         (425,822)             (7.34)
Interest Income (DWR)             20,478               0.35

  Total Revenues                (405,344)             (6.99)

EXPENSES
Brokerage fees (DWR)              33,842        0.58
Management fees                    9,669        0.17
 Total Expenses                   43,511        0.75

NET LOSS                        (448,855)      (7.74)

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended March 31, 1999
(Unaudited)
                      Morgan Stanley Dean Witter Charter Welton
                       Units          Amount    Per Unit
                                           $          $
Net Asset Value,
 March 1, 1999           580,145.052   5,801,450    10.00
Net Loss                      -         (448,855)   (0.77)
Subscriptions            298,268.888   2,753,022     9.23
Net Asset Value,
  March 31, 1999         878,413.940   8,105,617    9.23

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Dean Witter Charter Graham L.P. ("Charter Graham", Morgan Stanley Dean Witter Charter Millburn L.P. ("Charter Millburn"), and Morgan Stanley Dean Witter Charter Welton L.P. (" Charter Welton") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage in the speculative trading of futures and forward contracts, options on futures contracts and on physical commodities and other commodity interests including foreign currencies, financial instruments, metals, energy, and agricultural products (collectively, "futures interests"). The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Dean Witter Reynolds, Inc. ("DWR") and an unaffiliated clearing commodity broker, Carr Futures Inc. ("Carr"), provides clearing and execution services. Demeter and DWR are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co. ("MSDW").

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market and the resulting unrealized gains and losses are reflected in income. Monthly, DWR credits each Partnership interest income on 100% of its average daily funds held in its individual account at DWR at a rate equal to that earned by DWR on its U.S.
Treasury bill investments during such month.   Carr also credits DWR with
the interest income earned in respect to the Partnership's Net Assets maintained in trading accounts at Carr. DWR in turn credits the Partnership with 100% of the interest income received from Carr. For purposes of such interest payments, Net Assets do not include monies due to the Partnership on forward contracts and other futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per Unit is computed using the weighted average number of units outstanding during the period.

Brokerage and Related Transaction Fees and Costs - Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 7% of the Partnership's Net Assets as of the first day of each month (a 7% annual rate). Such fee covers all brokerage commissions, transaction fees and costs and ordinary administrative and offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. Demeter bears all other operating expenses.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than on redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Continued)


Redemptions - Limited Partners may redeem some or all of their Units as of the last day of the six months following the closing at which a person first becomes a Limited Partner. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a Limited Partner is redeeming his entire interest in the Partnership.
Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the

Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge.

Exchanges - On the last day of the first month, which occurs more than 180 days after a person first becomes a Limited Partner in any of the Partnerships, and the end of each month thereafter, Limited Partners may transfer their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreement) without paying additional charges.

Dissolution of the Partnership - Each Partnership will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in the Partnership's Limited Partnership Agreement.

2.  Related Party Transactions

Each Partnership pays brokerage commissions to DWR on trades executed on its behalf as described in Note 1. Each Partnership's cash is on deposit with DWR and Carr in future interests trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in
Note 1.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Morgan Stanley Dean Witter Charter Graham L.P.
  Graham Capital Management L.P.

Morgan Stanley Dean Witter Charter Millburn L.P.
  Millburn Ridgefield Corporation


Morgan Stanley Dean Witter Charter Welton L.P.
  Welton Investment Corporation

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

Management Fee - Each Partnership pays a flat-rate monthly fee of 1/12 of 2% of the Net Assets under management by each trading advisor as of the first day of each month (a 2% annual rate).

Incentive Fee - Each Partnership pays a monthly incentive fee equal to 20 % of "Trading Profits" as of the end of each calendar month. If the Trading Advisor has experienced losses with respect to Net Assets at the end of each calendar month, the Trading Advisor must earn back such losses before the Trading Advisor is eligible for an incentive fee.